UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 6, 2006

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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Incorporated by reference is a press release, issued by Cross Country Healthcare, Inc. ("the Company") on April 6, 2006 and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1034, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on April 6, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Title: Chief Financial Officer

Dated: April 7, 2006

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Links

Item 8.01 Other Events.
Item 9.01 Financial Statements and Exhibits.

Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE



CROSS COUNTRY HEALTHCARE ANNOUNCES FIRST QUARTER 2006 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – April 6, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its first quarter 2006 financial results on Tuesday, May 9, 2006, at 9:00 a.m. Eastern Time. The Company intends to distribute its earnings press release after the close of business on Monday, May 8, 2006.

This call will be webcast live by Thomson Financial/CCBN and can be accessed at the Company's website at www.crosscountry.com or by dialing 877-308-9759 from anywhere in the U.S. or by dialing 706-679-5563 from non-U.S. locations. A replay of the webcast will be available from May 9th through May 23rd. A replay of the conference call will be available by telephone from May 9th until May 23rd by calling 800-642-1687 from anywhere in the U.S. or 706-645-9291 from non-U.S. locations.

The webcast will also be distributed over Thomson Financial/CCBN's Investor Distribution Network to both institutional and individual investors. Investors can listen to the call through Thomson Financial/CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in Thomson Financial/CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (Fidelity.com) and others. Institutional investors can access the call via Thomson Financial/CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases by e-mail.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877.686.9779
Email: hgoldman@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com